UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CenturyLink, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

156700106

(CUSIP Number)

Choo Soo Shen Christina

Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Copy to

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 156700106	Page 2 of 6

1	Names of Reporting Persons Temasek Holdings (Private) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 118,164,323
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 118,164,323
11	Aggregate Amount Beneficially Owned By Each Reporting Person 118,164,323
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 11.0%(1)
14	Type of Reporting Person HC

(1)	Percentage calculation based on 1,069,861,684 shares of Common Stock outstanding as of February 16, 2018, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2018.

CUSIP No. 156700106	Page 3 of 6

1	Names of Reporting Persons Tembusu Capital Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds WC
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 71,712,204
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 71,712,204
11	Aggregate Amount Beneficially Owned By Each Reporting Person 71,712,204
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 6.7%(1)
14	Type of Reporting Person HC

(1)	Percentage calculation based on 1,069,861,684 shares of Common Stock outstanding as of February 16, 2018, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 1, 2018.

CUSIP No. 156700106	Page 4 of 6

1	Names of Reporting Persons Bartley Investments Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds AF
5	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 71,712,204
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 71,712,204
11	Aggregate Amount Beneficially Owned By Each Reporting Person 71,712,204
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 6.7%(1)
14	Type of Reporting Person HC

(1)	Percentage calculation based on 1,069,861,684 shares of Common Stock outstanding as of February 16, 2018, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 1, 2018.

Explanatory Note

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D originally filed with the SEC on November 8, 2017, as amended and supplemented by Amendment No. 1 thereto filed on February 7, 2018 and Amendment No. 2 thereto filed on March 29, 2018 (together, the “Statement”) relating to the common stock, par value $1.00 per share (the “Common Stock”), of CenturyLink, Inc., a Louisiana corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 100 CenturyLink Drive, Monroe, Louisiana 71203.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by adding the following:

On March 29, 2018 and April 2, 3 and 4, 2018, Ellington Investments Pte. Ltd., a wholly-owned subsidiary of Bartley (“Ellington”), acquired an aggregate of 14,787,360 shares of Common Stock as described in Item 5(c) below. The aggregate purchase price for these purchases by Ellington is $244.5 million (excluding commissions). These purchases were funded using Tembusu Capital’s working capital.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(b) As of April 4, 2018, 25,260,084 shares of the Common Stock, or approximately 2.4% of the outstanding Common Stock, were owned by Ellington, and 46,452,120 shares of the Common Stock, or approximately 4.3% of the outstanding Common Stock, were owned by Everitt Investments Pte. Ltd. (“Everitt”). Ellington and Everitt are each wholly owned by Bartley, which in turn is wholly owned by Tembusu Capital. Therefore, as of April 4, 2018, each of Bartley and Tembusu Capital may be deemed to beneficially own the 71,712,204 shares of Common Stock, or approximately 6.7% of the outstanding Common Stock, owned in the aggregate by Everitt and Ellington.

As of April 4, 2018, 46,452,119 shares of the Common Stock, or approximately 4.3% of the outstanding Common Stock, were owned by Aranda Investments Pte. Ltd. (“Aranda”). Aranda is wholly owned by Seletar Investments Pte Ltd (“Seletar”), which in turn is wholly owned by Temasek Capital (Private) Limited (“Temasek Capital”). Therefore, as of April 4, 2018, each of Seletar and Temasek Capital may be deemed to beneficially own the 46,452,119 shares of Common Stock owned by Aranda.

Tembusu Capital and Temasek Capital are each wholly owned by Temasek Holdings. Therefore, as of April 4, 2018, Temasek Holdings may be deemed to beneficially own the 118,164,323 shares of Common Stock beneficially owned in aggregate by Tembusu Capital and Temasek Capital.

To the knowledge of the Reporting Persons, the directors and executive officers of the Reporting Persons listed in Schedule A hereto beneficially own in the aggregate less than 1% of the Issuer’s outstanding shares of Common Stock.

The percentages of beneficial ownership of the Reporting Persons and their directors and executive officers listed in Schedule A hereto were calculated based on 1,069,861,684 shares of Common Stock outstanding as of February 16, 2018, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 1, 2018.

(c)	On March 29, 2018 and April 2, 3 and 4, 2018, Ellington made the following open market purchases of shares of Common Stock through the New York Stock Exchange:

Date of purchase	Number of shares of Common Stock purchased	Average price per share of Common Stock
March 29, 2018	2,484,460	$16.4160
April 2, 2018	4,682,782	$16.3111
April 3, 2018	3,311,267	$16.4276
April 4, 2018	4,308,851	$16.9366

Since the filing of Amendment No. 2 to the Schedule 13D, Temasek Holdings, through its ownership of Tembusu Capital (which wholly owns Bartley, which in turn wholly owns Ellington), has acquired beneficial ownership of an aggregate of 14,787,360 additional shares of Common Stock.

To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the last sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1

Joint Filing Agreement, dated March 29, 2018, among Temasek Holdings, Tembusu Capital and Bartley (Incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on March 29, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 5, 2018

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo Soo Shen
Name: Christina Choo Soo Shen
Title: Authorized Signatory

TEMBUSU CAPITAL PTE. LTD.

By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

BARTLEY INVESTMENTS PTE. LTD.

By:	/s/ Poy Weng Chuen
Name: Poy Weng Chuen
Title: Director

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated March 29, 2018, among Temasek Holdings, Tembusu Capital and Bartley (Incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons on March 29, 2018).